FORM 12B-25

U.S. SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549

SEC File No.: 33-26787-D
CUSIP No.: 989865 10 0
NOTIFICATION OF LATE FILING

         [ ] Form 10-KSB   [ ] Form 11-K     [ ]Form 20-F       [X] Form 10-QSB     [ ] Form N-SAR

For Period Ended: September 30, 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	ZYNEX MEDICAL HOLDINGS, INC

Former Name if Applicable:	Fox River Holdings Inc.

Address of Principal Executive Office (Street and Number):	8100 Southpark Way, Suite A-9

City, State and Zip Code:	Littleton, CO 80120

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

    Zynex Medical Holdings, Inc. (the "Company") and its accountants need additional time to finalize and analyze its financial statements and prepare Management's Discussion and Analysis of Financial Condition and Results of Operations.  The Company's management was unable to complete its review of financial statements by the initial filing date of the Form 10-QSB without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Peter J. Leveton	(303)	703-4906
Name	(Area Code)	(Telephone Number)

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s).     [X] Yes     [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [X] Yes    [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not finalized its financial statements for the quarter ended September 30, 2006, therefore, the Company is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in the results of operations for the quarter ended September 30, 2005 compared to the quarter ended September 30, 2006.

ZYNEX MEDICAL HOLDINGS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ZYNEX MEDICAL HOLDINGS, INC
Date: November 15, 2006.	By:	/s/ Thomas Sandgaard
Thomas Sandgaard
President, Chief Executive Officer and Treasurer